Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

February 19, 2013

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn: Mr. Vincent J. Di Stefano, Senior Counsel

Re:	ClearBridge Energy MLP Opportunity Fund Inc.

Dear Sir or Madam:

On behalf of ClearBridge Energy MLP Opportunity Fund Inc. (the “Fund”), we hereby submit for filing by direct electronic transmission the Fund’s Registration Statement on Form N-2 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”). The Registration Statement is being filed to register sales of the Fund’s common stock pursuant to Rule 415 under the 1933 Act.

In accordance with Securities and Exchange Commission Release No. 33-6510 (February 15, 1984) (the “Release”), we respectfully request on behalf of the Fund that the Division of Investment Management (the “Division”) consider this filing appropriate for limited review because, as detailed below, the disclosure in the Registration Statement is substantially similar to disclosure in the Registration Statement (File Nos. 333-173338 and 811-22546) (the “Prior Registration Statement”) filed for the Fund’s initial public offering, which the Division has reviewed and which was declared effective on June 9, 2011. The Fund’s investment objective is to provide long-term investors a high level of total return

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with an emphasis on cash distributions. The Fund seeks to achieve its objective by investing primarily in master limited partnerships in the energy sector. The Fund’s investment objective, investment strategies, adviser and sub-adviser have not changed since the Prior Registration Statement. The following is provided to assist the Division in its review of the Registration Statement.

I.	Material Changes from Recent Filings

All material changes from the Prior Registration Statement relate to the fact that the Fund (i) has been actively operating as a registered investment company since June 2011 and has audited financial statements for the fiscal year ended November 30, 2012, (ii) has incurred leverage since its inception and (iii) is filing the Registration Statement as shelf pursuant to Rule 415(a)(1)(x) of the 1933 Act and No-Action Letters Nuveen Virginia Premium Income Municipal Fund, dated October 6, 2006, File No. 811-7490, and Pilgrim America Prime Rate Trust, dated May 1 1998, File No. 811-5410. The following sections of the Registration Statement are substantially similar to their counterparts in the Prior Registration Statement:

“Prospectus Summary”;

“The Fund’s Investments”;

“Use of Leverage”;

“Risks”;

“Management of the Fund”;

“Net Asset Value”;

“Distributions”;

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“Dividend Reinvestment Plan”;

“Description of Shares”

“Certain Provisions of the Articles of Incorporation and By-Laws”;

“Repurchase of Fund Shares”;

“Certain United States Federal Income Tax Considerations”;

“Custodian and Transfer Agent”;

“Investment Objective”;

“Investment Restrictions”;

“Investment Policies and Techniques”;

“Management of the Fund”;

“Investment Manager”;

“Portfolio Managers”;

“Portfolio Transactions and Brokerage”;

“Net Asset Value”;

“General Information”;

“Repurchase of Fund Shares; Conversion to an Open-End Fund”;

“Certain United States Federal Income Tax Considerations”;

II.	Problem Areas Warranting Special Attention

The Fund respectfully submits there are no problem areas warranting special attention.

III.	New Investment Techniques, Products or Methods of Distribution

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The Fund respectfully submits there are no new investment techniques, products or methods of distributions with respect to the Fund’s offering, other than as described under “Plan of Distribution” in the Registration Statement.

IV.	Portions of Prior Filings, Similar to, or Precedent for, the Current Filing

The disclosure in the Registration Statement described above is also substantially similar to the disclosure contained in a shelf registration statement filed by ClearBridge Energy MLP Fund Inc. (File Nos. 333-178695 and 811-22405), which was declared effective on March 28, 2012.

The Fund would appreciate receiving any comments on the Registration Statement at your earliest convenience, and in any case within thirty days of the date of filing of the Registration Statement.

Any questions or communications concerning the enclosed materials should be directed to Sarah Cogan at (212) 455-3575 or Benjamin Wells at (212) 455-2516.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

SIMPSON THACHER & BARTLETT LLP

cc:	George P. Hoyt